UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

IGI LABORATORIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

449575109

(CUSIP Number)

Frank Gerardi

c/o Univest Management Inc. EPSP

149 West Village Way

Jupiter, FL 33458

Telephone:  (561) 748-7230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To:
Brian Katz
Pepper Hamilton, LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799

March 13, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ð

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449575109		13D	Page 1 of 6 Pages
1	NAME OF REPORTING PERSON Frank Gerardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,629,827*
		8	SHARED VOTING POWER 0*
		9	SOLE DISPOSITIVE POWER 2,629,827*
		10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,827*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON IN

*Includes 2,186,629 shares of IGI Laboratories, Inc. (the "Issuer") and warrants to acquire an additional 52,500 shares held by Univest Management Inc. Employee Profit Sharing Plan (the “Profit Sharing Plan”). Mr. Gerardi serves as the Trustee of such plan and all shares owned by such plan are for the benefit of Mr. Gerardi. Mr. Gerardi possesses sole power to vote and direct the disposition of all of the securities of the Issuer held by the Profit Sharing Plan.  Includes 900 shares of common stock purchased on March 17, 2009 by the Profit Sharing Plan.

CUSIP NO. 449575109		13D	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON Univest Management Inc. Employee Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,239,129*
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 2,239,129*
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,239,129*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON EP

* Includes 900 shares of common stock purchased on March 17, 2009 by the Profit Sharing Plan.

CUSIP NO. 449575109	13D	Page 3 of 6 Pages

SCHEDULE 13D - Amendment No. 6

This Amendment No. 6 to the Schedule 13D is being filed by Frank Gerardi and the Univest Management Inc. Employee Profit Sharing Plan (“Profit Sharing Plan”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, previously filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

From November 24, 2008 through the date hereof, as detailed in Item 5, the Profit Sharing Plan purchased 19,333 shares for aggregate consideration of $10,657.

The aggregate consideration paid for all 2,379,061 outstanding shares (excluding unexercised warrants and options) reported on this Schedule 13D is approximately $1,979,749.

The source of the funds for the foregoing transactions was Mr. Gerardi’s personal funds and/or the Profit Sharing Plan’s funds.  Other than as stated above, all purchases were made on the open market through a broker.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 13, 2009, the Issuer and certain affiliates (the “Investors”) of Signet Healthcare Partners, G.P., a Delaware general partnership (“Signet”) entered into a Securities Purchase Agreement (the “Purchase Agreement”).  As an inducement for the Investors to enter into the Purchase Agreement and in consideration thereof, each of Frank Gerardi, Jane E. Hager and Stephen Morris, each a stockholder of the Issuer, (each a “Stockholder” and, collectively, the “Stockholders”) entered into a separate Voting Agreement with the Issuer and Signet (the “Voting Agreement”).  Mrs. Hager and Mr. Morris beneficially own approximately 14.5% and 20.0%, respectively, of the common stock outstanding of the Issuer.

Pursuant to the Voting Agreement, each Stockholder has agreed to vote the shares of capital stock of the Issuer he or she beneficially owns (i) in favor of approving the transactions contemplated by the Purchase Agreement and any other transaction documents (the “Financing”) and any matter that could reasonably be expected to facilitate the consummation of the Financing; (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Financing; and (iii) against any liquidation or winding up of the Issuer. Each Stockholder has also granted a proxy to Signet and any officer of Signet to vote the shares of capital stock of the Issuer that he or she beneficially owns in such manner, only in the

CUSIP NO. 449575109	13D	Page 4 of 6 Pages

event that the Stockholder (i) breaches, fails to fulfill or anticipatorily breaches his or her obligations under the Voting Agreement or (ii) is unavailable to exercise his or her right to vote.

The foregoing references to and descriptions of the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Voting Agreement, the form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety and replaced with the following:

(a) Mr. Gerardi beneficially owns 2,379,861 shares of common stock, options to purchase 198,266 shares of common stock and warrants to purchase 52,500 shares of common stock, together constituting 2,629,827 shares and approximately 17.3% of the shares of common stock outstanding, based on 14,923,407 of the Issuer’s common stock outstanding on the date hereof (as further explained in the following paragraph) as provided by the Issuer. The Profit Sharing Plan beneficially owns 2,186,629 shares of common stock and warrants to purchase 52,500 shares of common stock constituting 2,239,129 shares of common stock and 15.0% of the common stock outstanding.

The Issuer has two series of convertible preferred stock outstanding, the holders of which are entitled to vote on an as-converted basis with the holders of the common stock.  There are 50 shares of Series A Convertible Preferred Stock outstanding (the “Series A Stock”).  As of the date hereof, each share of the Series A Stock is convertible into 10,000 shares of common stock for a total of 500,000 shares.  In addition, on March 13, 2009, the Issuer issued to the Investors 202.9 shares of Series B-1 Convertible Preferred Stock (the “Series B-1 Stock”).  Each share of Series B-1 Stock is convertible into 14,634 shares of common stock for a total of 2,969,238 shares.  If the holders of the Series A Stock and Series B-1 Stock converted each of their Series A Stock and Series B-1 Stock, there would be 18,392,645 shares of common stock outstanding. The beneficial ownership percentages for Mr. Gerardi and the Profit Sharing Plan based on this figure are 14.1% and 12.1%, respectively.  The percentage calculation in this Schedule 13D excludes the shares of common stock issuable upon conversion of the secured convertible promissory notes and warrants to purchase shares of Series B-2 Preferred Stock issued in connection with the Purchase Agreement.

(b) Mr. Gerardi has sole power to vote or direct the voting and dispose or direct the disposition of all of the shares described in Item 5(a), individually and as trustee of the Profit Sharing Plan. The Profit Sharing Plan, through Mr. Gerardi, has sole power to vote or direct the voting and dispose or direct the disposition of the 2,186,629 shares of common stock and warrants to purchase 52,500 shares of common stock constituting 2,239,129 shares of common stock.

(c) During the last sixty days, Mr. Gerardi, through the Profit Sharing Plan, has made the following purchases of the Issuer’s common stock on the dates indicated:

CUSIP NO. 449575109	13D	Page 5 of 6 Pages

Date	Number of Shares	Price Per Share (Unless Otherwise Indicated)	Acquiror

01/09/09	100	$0.60	Profit Sharing Plan
03/02/09	500	$0.60	Profit Sharing Plan
03/02/09	500	$0.59	Profit Sharing Plan
03/02/09	200	$0.58	Profit Sharing Plan
03/03/09	1,100	$0.58	Profit Sharing Plan
03/03/09	200	$0.60	Profit Sharing Plan
03/03/09	200	$0.59	Profit Sharing Plan
03/03/09	500	$0.62	Profit Sharing Plan
03/17/09	500	$0.61	Profit Sharing Plan
03/17/09	400	$0.63	Profit Sharing Plan

(d) - (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended in its entirety and replaced with the following:

The information set forth or incorporated in Item 4 and Exhibit 99.1 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

2. Exhibit 99.1

Voting Agreement, dated March 13, 2009, by and among the Stockholders, the Issuer and Signet Healthcare Partners, G.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2009

/s/ Frank Gerardi
Frank Gerardi

Univest Management Inc. Employee Profit Sharing Plan

By: /s/ Frank Gerardi
Trustee